China Youth Media, Inc.
4143 Glencoe Ave, Unit B
Marina Del Rey, CA 90292

November 26, 2008

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
Filed May 19, 2008 and August 19,2008, respectively
File No. 0-33067

Ladies and Gentlemen:

This letter is in response to the comments contained in the Commission's letter dated November 6, 2008 (the "Comment Letter") to China Youth Media, Inc. (the "Company").  The Company has keyed its response to the Comment Letter in numerical order.

Consolidated Interim Financial Statements for the Quarter Ended June 30, 2008 Note 4. Intangible Assets, page 5

1.     We note that the Company's wholly owned subsidiary, YMHK, entered into a cooperation agreement with CYN, CYI and CY Ads dated June 10, 2008.  Please explain to us the following about the agreement:

i. What was the business and economic rationale for creating YMHK and YHMK WFOE in order to enter into a cooperation agreement with CYN, CYI and CYN Ads in China;

There are two primary reasons attributed to the rationale for the Company creating Youth Media (Hong Kong) Limited ("YMHK") and the People's Republic of China (the "PRC" or "China") Wholly Foreign Owned Entity (a "WFOE"), Youth Media (Beijing) Limited ("YMBJ").

The first is related to the Company complying with legal requirements imposed on foreign entities conducting business in the PRC.  All foreign entities must form a WFOE in order to conduct business or legally hire employees in the PRC.  China Youth Net ("CYN"), China Youth Interactive ("CYI") and China Youth Advertising ("CY Ads") are PRC companies and cannot contract directly with foreign entities for certain services. This makes it a business necessity for a US company to form a WFOE in order to conduct business in China directly with PRC companies.

The second reason associated with the rationale for creating YMHK is connected to the existing monetary restrictions in the PRC with respect to the transfer of funds into and out of China.  Hong Kong is a well established international banking center which facilitates the ability of a US company to easily conduct routine movement of funds both between the PRC and Hong Kong, and between Hong Kong and the US.  In contrast, conducting routine transfers of funds into or out of the PRC directly from a US company can be time consuming and at times restricted.

As a result, the business and economic rationale for creating the WFOE, YMHK, is to allow the Company the ability to more easily trade with PRC Companies and to facilitate the legal transfer of development funds into the PRC and profits out of YMBJ to YMHK.

ii. What will the Campus Network consist of;

The Campus Network will consist of an audio and video content distribution network based on the China Education and Research Network ("CERN").  CERN is the broadband network infrastructure built in schools, universities and other education institutions in China.  At the initial stage, the Campus Network will only be accessible on the campuses of universities and colleges in the PRC. It is the intention of CYN, CYI and YMHK that later on, upon their mutual agreement, they may expand the Campus Network in manner permitted and appropriate in law so that it is accessible by the public via Internet.

The Campus Network will deliver a range of audio and video content including sports, premium international and domestic entertainment and educational materials.   CYN, CYI and YMHK contemplate that a business based on the Campus Network will be established whereby advertisers will be procured who will pay advertising fees to have their advertisements placed in or around the Content on the Campus Network.

The Campus Network will be deployed across a centrally controlled and protected system of computer servers built on CERN, will stream audio and video content served together with advertisements and thereby advertiser supported and provided free to end users, and will, possibly in the future, facilitate a business model in which the end users shall pay fees to view or download audio and video content.

iii. Who will provide what components in building out the Campus Network;

CYN and CYI on the one side and YMHK on the other side have agreed to cooperate with each other to provide the necessary components needed to develop, build and operate the Campus Network.

The Campus Network will be developed and built under the auspices of CYN.

CYI has obtained or has been granted exclusive use of two licenses which are required for the setup, development and operation of the Campus Network.  The first license CYI has obtained is an exclusive authorization from the Movie and Television Network Center of China Youth League (the "Center") to set up the Campus Network.  The Center is holding the Information Network Video-Audio Content Dissemination License issued by the PRC State Administration of Radio, Film and Television and has granted to CYI an exclusive authorization to setup, develop and operate the Campus Network.  The second license that CYI has obtained is the Telecommunication and Information Service Business License issued by the Telecommunication Administrative Bureau of Beijing, China.

YMHK will provide software systems and technologies that will permit the Campus Network to stream audio and video content and process the Content enabling it to be served together with advertisements, provide content and media sources, and provide the Computer hardware.  Furthermore, YMHK will provide the relevant business, commercial, operational and technical supports, assistances and services with respect to the setup, operation, maintenance and expansion of the Campus Network.

iv. Who will own and operate the Campus Network;

CYI is the legal owner and operator of the "Campus Network."

Per the terms of the Commercial and Technical Services Agreement, the "Computer Hardware" will be provided by and owned by YMHK.  CYI shall keep the Equipment in its control and custody and will affix a clear label on the Equipment to indicate that it belongs to YMHK.

The Commercial and Technical Services Agreement provides that "Intellectual Property Rights" of the work products generated during YMBJ's provision of Services thereunder shall belong to YMBJ, except for (1) intellectual property rights lawfully owned by third parties, which CYI or YMBJ has lawfully obtained the right to use through license or other means; and (2) as otherwise agreed in writing between the parties.  All Intellectual Property Rights and other proprietary rights in any translated, amended, revised or updated Content independently created by YMHK or any of its affiliates shall automatically vest in YMHK or its relevant affiliate.

v. How will the Company, CYN, CYI and CY Ads share in the profits and losses generated by the Campus Network;

Given that CYN, CYI and YMHK contemplate that the business based on the Campus Network will be established whereby advertisers will be procured and will pay advertising fees to have their advertisements placed in or around the Content on the Campus Network, it is therefore expected that revenue generate from the Campus Network will result from advertising fees related to the streaming of audio and video content.

Per the terms of the Commercial and Technical Services Agreement CYN, CYI, YMBJ and Beijing Xin Tai Hua De Advertising Co., Ltd. ("Xin Tai Hua De") have entered into an Advertising Business Agreement with respect to matters related to the advertising business centering around the Campus Network.  Xin Tai Hua De and YMBJ agree that they will ensure that for each Quarter of the Term of this Agreement, CYI will receive from Xin Tai Hua De and/or YMBJ the payment in the amount of the CYI Quarterly Budget. CYN, CYI and CY Ads do not directly share in the profits or losses of the Company.

Xin Tai Hua De generates advertising revenue from the Campus Network.   The profits, being the revenue net of sales commissions and/or associated fees, is paid to YMBJ.

The losses generated by the Campus Network are attributable to YMBJ.

vi. What are the terms, rights and obligations included in the commercial and technical services agreement;

The Commercial and Technical Services Agreement was entered into between CYI and Youth Media (Beijing) Limited, a limited liability company duly established and existing under the laws of the PRC ("YMBJ").  YMBJ is the wholly-foreign-owned subsidiary established by YMHK in Beijing, China to provide CYI with relevant business, commercial, operational and technical support, assistance and services with respect to the setup, operation, maintenance and expansion of the Campus Network. The following is a description of the principal terms of the Commercial and Technical Services Agreement.

Pursuant to the terms thereof, CYI has engaged YMBJ to provide the Commercial Services and Technically Services hereinafter described (collectively, the "Services") to it, to be commenced on a date mutually agreed by the Parties but no later than thirty (30) days after the Effective Date of this Agreement (the "Service Commencement Date"), and YMBJ agrees to provide such Services to CYI from the Service Commencement Date.

The commercial consultancy services in connection with CYI Business (the "Commercial Services"), include but are not limited to: (a) assisting CYI in the collection of commercial information and the market research in connection with CYI Business; (b) advising on the concept and design of the Campus Network; (c) sourcing for CYI from premium international and domestic entertainment providers the Content to be delivered via the Campus Network, and creating, amending, revising, updating or editing Content that is independently created by YMBJ or its Affiliates for the Campus Network (while CYI shall be responsible for the translation and sub-titling of all Content when required), both subject to review and approval by CYI and the Movie and Television Network Center of China Youth League (the "Center") and relevant authorities of China that are required by applicable laws, rules and media control policies of China or are otherwise reasonably believed as necessary or beneficial to the smooth operation of the Campus Network; (d) introducing clients and/or business cooperation parties to CYI in the capacity of an agent and assisting CYI in establishing commercial cooperation relationship with such clients and/or business cooperation parties; (e) assisting in the establishment of client database and other business information database and providing daily management, maintenance and updating of such database; (f) providing CYI with suggestions and opinions for the establishment and improvement of CYI's corporate structure, management system and department setup and assisting CYI in improving CYI's internal management system; (g) assisting CYI to prepare, formulate and adopt business plans and related budgets and advising CYI on the implementation of such plans and control of such budgets; and (h) providing other commercial consultancy services as required by CYI from time to time to the extent permitted by the PRC laws.

The software and technology license, technical support, technical consultancy, technical training and other services that are related to CYI Business (the "Technical Services"), include but are not limited to (a) advising on the concept and design the Campus Network, as well as its expansion; (b) licensing to CYI of relevant software and other technologies required for CYI Business; (c) advising CYI on all technological and technical matters relating to the development, building, operation and maintenance of infrastructure and hardware equipment of the Campus Network; (d) providing CYI for CYI's use of the Equipment for CYI Business; (e) provision to CYI of general solutions regarding information technology necessary for CYI Business; (f) daily management, maintenance and upgrading of infrastructure, hardware equipments and databases related to the Campus Network; (g) development, maintenance and upgrading of related application software and technologies for the Campus Network; (h) training of professional technical personnel for CYI; (i) assisting CYI in collection and research of relevant technical information; and (j) provision of other relevant technical and consultancy services required by CYI from time to time to the extent as permitted by the laws of the PRC.

Pursuant to the terms of the Commercial and Technical Services Agreement the parties agreed that the provision of Services by YMBJ to CYI according to said Agreement is an integral part of the cooperation contemplated in the Cooperation Agreement. Therefore, unless otherwise expressly provided in this Agreement or mutually agreed by the Parties from time to time, CYI agrees that Xin Tai Hua De will make payments to YMBJ as YMBJ's share of the advertising business revenues generated by Xin Tai Hua De, and based on that, CYI is not obligated to make any payment or provide any consideration directly to YMBJ for the Services provided hereunder.

The term of this Agreement ("Term") shall take effect from the Effective Date and continue in full force and effect as long as both the Cooperation Agreement and the Advertising Business Agreement remain effective.

The Services provided by YMBJ under the Commercial and Technical Services Agreement shall be exclusive. During the Term, without the prior written consent of YMBJ, CYI shall not enter into any agreement with any third party for the purpose of engaging such third party to provide services identical with or similar to those provided by YMBJ.

Pursuant to the terms of the Commercial and Technical Services Agreement Intellectual Property Rights of the work products generated during YMBJ's provision of Services hereunder shall belong to YMBJ, except for the following (1) intellectual property rights lawfully owned by third parties, which CYI or YMBJ has lawfully obtained the right to use through license or other means; and (2) as otherwise agreed in writing between the Parties.  All Intellectual Property Rights and other proprietary rights in any translated, amended, revised or updated Content independent created by YMHK or any of its Affiliates shall automatically vest in YMHK or its relevant Affiliate.

vii. How will you account for the commercial and technical services agreement;

The anticipated costs associated with the Commercial and Technical Services Agreement will be expensed as they occur.  The Commercial and Technical Services Agreement will not be capitalized.

viii. Tell us about the nature and terms of any other agreements among the Company, CYN, CYI and CY Ads.

In addition to and in conjunction with the Cooperation Agreement and the Commercial and Technical Services Agreement, CYN, CYI, Youth Media (Beijing) Limited ("YMBJ"), and Beijing Xin Tai Hua De Advertising Co., Ltd., ("Xin Tai Hua De") entered into an Advertising Business Agreement.

As described above, Youth Media (Beijing) Limited is a wholly owned subsidiary of Youth Media (Hong Kong) Limited which is a wholly owned subsidiary of China Youth Media, Inc.

The Advertising Business Agreement ("Agreement") was entered into by and among China Youth Net Technology (Beijing) Co., Ltd., a limited liability company duly established and existing under the laws of the People's Republic of China ("PRC" or "China") (hereinafter, "CYN"); China Youth Interactive Cultural Media (Beijing) Co., Ltd., a limited liability company duly established and existing under the laws of the PRC (hereinafter, "CYI"); Youth Media (Beijing) Limited, a limited liability company duly established and existing under the laws of the PRC (hereinafter, "YMBJ"); and Beijing Xin Tai Hua De Advertising Co., Ltd., a limited liability company duly established and existing under the laws of the PRC (hereinafter, "Xin Tai Hua De").

Pursuant to the terms of the Advertising Business Agreement, the parties acknowledged that (a) CYN, CYI, China Youth Net Advertising Co. Ltd. ("CYN Ads") and Youth Media (Hong Kong) Limited ("YMHK") have entered into a cooperation agreement (the "Cooperation Agreement") by which CYN, CYI and YMHK are to cooperate to set up, develop and operate the Campus Network (as defined in the Cooperation Agreement) and with respect to any other business opportunities in related; (b) CYN and CYI have agreed to grant certain exclusive advertising rights to YMHK or any third party designated by YMHK under the Cooperation Agreement and CYN Ads has consented to that under the Cooperation Agreement; (c) Xin Tai Hua De has unique expertise and resources in advertising business and can bring value to the Campus Network, and YMHK has designated Xin Tai Hua De to implement the exclusive advertising business rights from CYN and CYI under the Cooperation Agreement; and (d) YMBJ is established and 100% owned by YMHK, and as required by the Cooperation Agreement, YMBJ is to provide to CYI with relevant business, commercial, operational and technical supports, assistances and services with respect to the setup, operation, maintenance and expansion of the Campus Network according to a Commercial and Technical Services Agreement signed by YMBJ and CYI on the same date of this Agreement (the "Commercial and Technical Services Agreement").

CYN and CYI hereby confirmed that they were aware, by entering into the Advertising Business Agreement, that, subject to the agreement between YMHK and Xin Tai Hua De, YMHK has appointed Xin Tai Hua De to be the designee of Digicorp HK to enjoy and implement the following rights YMHK was granted under the Cooperation Agreement (the "Advertising Business Rights") during the Term and expressed their consent to such designation by YMHK: (a) exclusive right to source advertising business on the Campus Network; and (b) exclusive right to sell the commercial campus marketing events.

Pursuant to the terms of the Advertising Business Agreement CYN, CYI and YMBJ agreed that Xin Tai Hua De may sub-license any of its Advertising Business Rights to a third party, provided that (i) Xin Tai Hua De serve previous written notice to CYN, CYI and YMBJ of its intention of such sub-license and obtain the consents of YMBJ of such sub-license, and (ii) in the case of any such sub-license, Xin Tai Hua De shall still be responsible to the other Parties with respect to this Agreement.

The term of the Advertising Business Agreement ("Term") shall take effect from the Effective Date and continue in full force and effect as long as the Cooperation Agreement remains effective, YMHK still owns the Advertising Business Rights granted to it under the Cooperation Agreement and YMHK does not withdraw from Xin Tai Hua De the Advertising Business Rights.

In connection with responding to the Commission's Comment Letter, the Company, as asked to provide by the Commission, acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your cooperation and attention to this matter.

Very truly yours,

China Youth Media, Inc.
(Registrant)

By: Name: Title:	/s/ Jay Rifkin Jay Rifkin Chief Executive Officer